Registration Statement No. 333-194144
Dated February 4, 2015
Filed Pursuant to Rule 433

BMO GOLDRsSM

BMO Gold Deposit Receipts (“BMO GOLDRsSM”) are SEC-registered securities that provide investors with a secure and convenient way to purchase unencumbered, allocated, physical gold bullion (“Gold Bullion”) that is stored at the Royal Canadian Mint in Canada.

BMO GOLDRsSM are issued by the Vaulted Gold Bullion Trust (the “Trust”) and represent direct Gold Bullion ownership. Once BMO GOLDRsSM have been purchased, investors may:

•	Continue to store their Gold Bullion at the Royal Canadian Mint

•	Sell their Gold Bullion represented by GOLDRsSM back to BMO for cash, if BMO chooses to purchase Gold Bullion at that time

•	Redeem their GOLDRsSM and arrange for physical Gold Bullion delivery

BMO GOLDRsSM are not listed on a securities exchange and are continuously offered through BMO Capital Markets Corp., acting as sole placement agent. BMO GOLDRsSM may only be purchased, sold, or redeemed through Authorized Participants. While BMO currently intends to repurchase Gold Bullion for cash upon the request of holders based on the market price for the Gold Bullion, it is under no obligation to do so, and may cease such repurchases at any time. Physical delivery of Gold Bullion may be suspended by the Trust in certain circumstances and is only available in certain states.
 Highlights

•	No annual fees
BMO GOLDRsSM carry no annual fees

•	SEC-registered and DTC-eligible
BMO GOLDRsSM are designed to be a book-entry solution for investors interested in having their Gold Bullion reflected in a brokerage account

•	Spot pricing
Any purchases or sales of BMO GOLDRsSM by BMO will be made available at the prevailing interbank spot gold price

•	Delivery of as little as one ounce

BMO GOLDRsSM are designed to provide investors with an opportunity to request physical delivery for as little as once ounce. A holder will be required to pay a delivery fee and applicable taxes to receive physical gold. Physical delivery will only be available to certain authorized states. Note that physical delivery may be suspended by the Trust in certain circumstances

Advantages versus Other Forms of Gold Investment

•	No derivatives risk
The BMO GOLDRsSM Program does not use unallocated gold, gold certificates, exchange traded products, derivatives, financial instruments, or any product that represents encumbered gold

•	No empty vault risk

BMO GOLDRsSM are designed to eliminate “empty vault risk,” or Gold Bullion lending risk (i.e., the practice of the gold custodian lending, pledging, hypothecating, re-hypothecating or otherwise encumbering any of the investor’s underlying Gold Bullion)

•	Alternative to Unregulated Storage Programs
BMO GOLDRsSM offer an alternative to physical Gold Bullion storage providers or programs that are operated by unregulated entities

•	No tracking error
BMO GOLDRsSM eliminate the price variance risk associated with gold-backed exchange traded products or closed-end funds that may trade at a premium or discount to net-asset value

•	Gold Bullion not available to claims of creditors of BMO

BMO GOLDRsSM use a structure which, under Canadian federal law, ensures that the Gold Bullion held by the Trust would not be available to meet the claims of creditors of BMO in the event of any bankruptcy, insolvency or similar event involving BMO

Key Facts

Who
Issuer: Vaulted Gold Bullion Trust
Trustee: The Bank of New York Mellon
Sponsor: Bank of Montreal
Placement Agent: BMO Capital Markets Corp.

What
Investment Product: Gold Deposit Receipts
Trust Assets: 100% Allocated Gold Bullion
DTC-Eligible: Yes
SEC-Registered: Yes
CUSIP: 92242D106
ISIN: US92242D1063
Margin Eligible: No
Qualified Account Eligible: No
Actively Managed: No
Maturity: Not applicable
Coupons: None
Dividends: None
Minimum Purchase Size: 1 Deposit Receipt
Denomination: 1 Deposit Receipt = 1 ounce of gold

More Info
Website: http://www.bmogold.com
SEC Registration Statement:
see www.sec.gov; File No. 333-194144

BMO GOLDRsSM can be purchased and sold by residents (acting through their Authorized Participant) of any state except Alabama, Arizona or Tennessee. Registration in California is pending.

If You Want Physical Delivery:

Investors, acting through their Authorized Participant, may ask for physical delivery of their gold. BMO will deliver physical Gold Bullion only to addresses within the United States that are within a state specifically approved by BMO for delivery under the Program (a “Delivery State”).

■  30 States on this map are shaded blue to indicate that they are Delivery States.

Who We Are

Established in 1817, BMO Financial Group is a highly diversified financial services provider based in North America with total assets of U.S.$523 billion* and more than 46,000 employees. BMO provides a broad range of retail banking, wealth management and investment banking products and services to more than 12 million customers and conducts business through three operating groups: Personal and Commercial Banking, Wealth Management and BMO Capital Markets.

•	8th largest bank in North America as measured by Assets (Bloomberg, October 31, 2014)
•	2nd largest Canadian bank measured by retail branches in Canada and the U.S.
*As at October 31, 2014

The issuer, Vaulted Gold Bullion Trust (the “Trust”), has filed a registration statement (including a prospectus) with the Security and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Trust will arrange to send you the prospectus if you request it by calling toll-free 1-844-266-4537 or emailing bmo.gold@bmo.com.

The Trust is not an investment company registered under the Investment Company Act of 1940. The Trust is not a commodity pool for purposes of the Commodity Exchange Act, and the initial depositor is not subject to regulation by the Commodity Futures Trading Commission as a commodity pool, or a commodity trading advisor.

Investing in BMO GOLDRsSM involves significant risks. An investment in BMO GOLDRsSM represents an investment in gold, which may not be appropriate for all investors. An investment in BMO GOLDRsSM may be more volatile than an investment in a more broadly diversified portfolio and any fluctuations in the price of gold could materially adversely affect an investment in BMO GOLDRsSM. The Trust may be required to terminate and liquidate at a time that is disadvantageous to holders of BMO GOLDRsSM and may postpone, suspend or reject redemption requests in certain circumstances, which may reduce the liquidity in the BMO GOLDRsSM for all investors in the secondary market. The Trust is a passive investment vehicle and will comply with certain reduced reporting requirements. The Trust has no history of operations and BMO and its management has a limited history of operating investment vehicles similar to the Trust. For a more complete discussion of these risk factors and the other risks related to an investment in BMO GOLDRsSM, carefully read the prospectus. You should consider carefully these risks and those under “Risk Factors” in the prospectus before making an investment.